SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K


SEC MAIL PROCESSING
RECEIVED
JUL 1 6 2002
WASH. D.C.
164
SECTION

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15a-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 1, 2002

Partner Communications Company Ltd.
(Translation of Registrant's Name Into English)


02043014

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

PROCESSED
JUL 1 9 2002
THOMSON FINANCIAL

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Press Release dated July 1, 2002 re: Partner's General License Extended Until 2022.

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Partner's General License Extended

Until 2022

Rosh Ha'ayin, Israel – July 1st, 2002 – **Partner Communications Company Ltd. (NASDAQ, TASE: PTNR, LSE: PCCD)** announced today that the Ministry of Communications notified the Company that Partner's license, originally awarded in 1998, has been amended and extended for an additional fourteen years until 2022.

This announcement replaces a previous announcement of the Ministry of Communication from January 2002, about its intention to extend Partner's license for additional nine years.

About Partner Communications

Partner Communications Company Ltd. is the first Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. The Company commenced full commercial operations in January 1999 under the international orange™ brand name and, through its network, provides quality of service and a range of features to more than 1.5 million subscribers in Israel. Partner subscribers can use roaming services in 100 destinations using 237 GSM networks. The Company's ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. (For further information: http://investors.partner.co.il)

Contact:

Dr. Dan Eldar
VP Carrier, International and Investor Relations
dan.eldar@orange.co.il
Tel: +972 - 67 - 814151
Fax: +972 - 67 - 814161

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By /s/ Alan Gelman
Name: Alan Gelman
Title: Chief Financial Officer

Dated: July 1, 2002